

December 20, 2011

Via E-mail
Mr. James A. Yost
Chief Financial Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

> **Re: Dana Holding Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-01063**

Dear Mr. Yost:

We have reviewed your response letter dated December 7, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 37
Notes to Consolidated Financial Statements, page 45
Note 2. Divestitures and Acquisitions, page 50

1. We note from your response to our prior comment two that the Structural Products business was not reported as discontinued operations pursuant to the guidance in ASC 205-20-45 due to your significant continuing involvement with the plant in Longview, Texas. In this regard, please tell us the nature of the continuing operations in Longview Texas with which the company is involved. Your response should clearly address in detail why the operations at this plant meet the definition of a continuation of activities under ASC 205-20-20 and why you believe you do not meet the conditions for treatment

as discontinued operations outlined in ASC 205-20-45. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief